From:
Ameritrans Capital Corporation
For More Information Contact:
Gary Granoff
1-(800)-214-1047
For Immediate Release

Ameritrans Reports Fourth Quarter and Fiscal Year June 30, 2006 Results

New York, NY, September 29, 2006 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) yesterday reported financial results for the fiscal year and quarter ended June 30, 2006. For the quarter ended June 30, 2006, investment income was $1.42 million compared to $2.19 million during the prior comparable period ended June 30, 2005. Investment income for the quarter ended June 30, 2005 included interest income, fee income and leasing income totaling $1,451,111 and net gain on sale of securities of $738,874 totaling to $2.19 million.

For the fiscal year ended June 30, 2006, Ameritrans reported investment income of $5.29 million as compared to $6.13 million for the prior year. The decrease in reported investment income for fiscal year ending June 30, 2006 is attributable primarily to the fact that a significant net gain on sale of securities of $688,874 was reported in the prior year. Interest income, fee income and leasing income totaled $5,290,842 during fiscal year ended June 30, 2006 as compared to $5,443,192 for fiscal year ended June 30, 2005. The decrease in interest income is primarily the result of a decrease of $2,345,024 in the net loan portfolio at June 30, 2006 as compared to June 30, 2005, due to payoffs and settlements of loans receivable in excess of new loan fundings and due to the impact of lower average interest rates charged on new or modified loans. The decrease in leasing income was primarily due to sales of medallions and autos that were previously leased.

Net Loss for the fiscal year ended June 30, 2006 was $218,680, while Net Income for the fiscal year ended June 30, 2005 was $112,774. Net Income is calculated before payment of dividends on preferred stock of $337,500 in each the aforesaid fiscal years.

The Company's loan portfolio at June 30, 2006 was $49.5 million versus $51.9 million at June 30, 2005.

Gary C. Granoff, President of Ameritrans, stated, "The fiscal year ended June 30, 2006 was a transition year for the Company. During the year we successfully completed a capital raise for use by Ameritrans Capital Corporation, as the parent company, to make loans and investments which are not subject to SBA Regulations. Initially we used the net proceeds from the capital raise to reduce our outstanding bank debt, and now we are making new diversified loans and investments for Ameritrans with those funds. Our earnings this past fiscal year were negatively impacted by the continuing rise in interest rates and in taking additional charge offs and loan reductions, and associated expenses in completing the foreclosure of defaulted loans in our Chicago taxi portfolio. By the end of the fiscal year, the Chicago taxi portfolio had greatly improved. Market conditions in Chicago have strengthened significantly with prices increasing for medallions while defaults are at their lowest level over the past four years. We are looking forward to growing our portfolio with expanded opportunities during the fiscal year ending in June, 2007.

Ameritrans Capital Corporation is a specialty finance company engaged in making loans to and investments in small businesses. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation was licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The company maintains its offices at 747 Third Avenue, 4th Floor; New York, NY 10017.

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AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and 2005

	2006	2005
Assets (Note 8)		
Loans receivable	$ 49,855,530	$ 52,060,254
Less unrealized depreciation on loans receivable	(290,300)	(150,000)
Loans receivable, net	49,565,230	51,910,254
Cash and cash equivalents	846,623	327,793
Accrued interest receivable, net of unrealized depreciation of $31,500 in 2006 and $59,000 in 2005	662,846	756,701
Assets acquired in satisfaction of loans	288,251	384,528
Receivables from debtors on sales of assets acquired in satisfaction of loan	482,525	455,184
Medallions under lease	1,706,901	2,282,201
Prepaid expenses and other assets	439,171	531,904
Equity securities	1,782,924	908,457
Furniture, equipment and leasehold improvements, net	244,340	329,573
Total assets	$ 56,018,811	$ 57,886,595

CONSOLIDATED BALANCE SHEETS (Continued)

June 30, 2006 and 2005

	2006	2005
Liabilities and Stockholders' Equity		
Liabilities:		
Debentures payable to SBA	$ 12,000,000	$ 12,000,000
Notes payable, bank	20,927,500	29,770,652
Accrued expenses and other liabilities	880,203	604,942
Accrued interest payable	367,465	256,285
Dividends payable	84,375	84,375
Total liabilities	34,259,543	42,716,254
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock 500,000 shares authorized, none issued or outstanding	-	-
9-3/8% cumulative participating redeemable preferred stock $.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock, $.0001 par value; 10,000,000 and 5,000,000 shares authorized; 3,401,208 and 2,045,600 shares issued and 3,391,208 and 2,035,600 shares outstanding	340	205
Additional paid-in capital	21,119,817	13,869,545
Accumulated deficit	(2,683,314)	(2,127,134)
Accumulated other comprehensive loss	(207,575)	(102,275)
Total	21,829,268	15,240,341
Less: Treasury stock, at cost, 10,000 shares of common stock	(70,000)	(70,000)
Total stockholders' equity	21,759,268	15,170,341
Total liabilities and stockholders' equity	$ 56,018,811	$ 57,886,595

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30, 2006, 2005 and 2004

	2006	2005	2004
Investment income:			
Interest on loans receivable	$ 4,681,558	$ 4,771,954	$ 5,195,741
Gain on sale of equity securities, net (Note 4)	-	688,874	5,665
Fees and other income	436,535	459,598	318,559
Leasing income	172,749	211,640	119,527
Total investment income	5,290,842	6,132,066	5,639,492
Operating expenses:			
Interest	2,122,815	1,837,633	1,443,416
Salaries and employee benefits	1,156,308	1,128,963	1,022,964
Occupancy costs	189,505	188,466	207,079
Professional fees	478,050	675,399	605,168
Other administrative expenses	1,076,423	1,162,457	1,250,435
Loss and impairments on medallions under lease and assets acquired in satisfaction of loans, net	87,985	198,177	44,362
Foreclosure expenses, net	(8,716)	87,695	362,871
Write off and depreciation on interest and loans receivable	335,466	728,710	1,024,245
Total operating expenses	5,437,836	6,007,500	5,960,540
Operating income (loss)	(146,994)	124,566	(321,048)
Other expense:			
Equity in loss of investee	-	(4,021)	(29,634)
Loss on write-down of equity securities	(61,660)	-	-
Loss on sale of taxi	-	(60)	-
Total other expense	(61,660)	(4,081)	(29,634)
Income (loss) before income taxes	(208,654)	120,485	(350,682)
Income taxes	10,026	7,711	16,501
Net income (loss)	(218,680)	112,774	(367,183)
Dividends on preferred stock	(337,500)	(337,500)	(337,500)
Net loss available to common shareholders	$ (556,180)	$ (224,726)	$ (704,683)
Weighted Average Number of Common Shares Outstanding:			
Basic	2,653,898	2,035,600	2,035,600
Diluted	2,653,898	2,035,600	2,035,600
Net Loss Per Common Share:			
Basic	$ (0.21)	$ (0.11)	$ (0.35)
Diluted	$ (0.21)	$ (0.11)	$ (0.35)
Net income (loss)	$ (218,680)	$ 112,774	$ (367,183)
Other comprehensive income (loss):			
Unrealized gain (loss) on equity securities arising during the period	(105,300)	46,583	(13,338)
Reclassification adjustment for (gain) loss included in net income (loss)	-	100,025	(5,665)
Total comprehensive income (loss)	$ (323,980)	$ 259,382	$ (386,186)